United States securities and exchange commission logo





                           March 11, 2021

       John Morris
       Chief Executive Officer
       Repay Holdings Corporation
       3 West Paces Ferry Road
       Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 5, 2021
                                                            File No. 333-253943

       Dear Mr. Morris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              David W. Ghegan